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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*



Table Trac Inc.
-------------------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)


87336P106
----------------------------------------
(CUSIP Number)


Chris Doucet, 2204 Lakeshore Drive, Suite 425,Birmingham, Alabama 35209 205-414-9788
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


June 8, 2011
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be <filed> for the purpose of Section 18 of the Securities Exchange Act of 1934 (<Act>) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (3-06)





      ------------------------------------------------
      CUSIP No. 87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Capital,LLC, sole owner of Doucet Asset Management, LLC 03-0600886
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            HC
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting                370,720
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power     370,720
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

            370,720
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.91%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           HC
      --------------------------------------------------------------------------






      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Asset Management, LLC 03-0600882
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            IA
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               370,720
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    370,720
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           370,720
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.91%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IA
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Christopher L. Doucet, managing member of Doucet Capital, LLC and
          CEO and control person of Doucet Asset Management
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)
            IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            US Citizen
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               370,720
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    370,720
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           370,720
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.91%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------




      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


      Suzette A. Doucet, CFO and control person of Doucet Asset Management, LLC
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3    SEC Use Only

      --------------------------------------------------------------------------

      4    Source of Funds (See Instructions)

           IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6    Citizen or Place of Organization

           US Citizen
      -------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               370,720
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    370,720
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           370,720
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           8.91%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------





      Item 1.  Security and Issuer

      The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Table Trac, Inc.
      (the "Company"), which has its principal executive offices at:


                             6101 Baker Road, Suite 206
                             Minnetonka, MN  55345


      Item 2.  Identity and Background

      Doucet Capital LLC, Doucet Asset Management LLC, Christopher L. Doucet, and Suzette A. Doucet are the persons filing this statement. Doucet Capital is a holding company which owns Doucet Asset Management LLC, a SEC registered investment adviser firm that exercises discretionary authority over client investments. Both firms are limited liability companies organized under the laws of the state of Delaware. Christopher
      L. Doucet is the managing member of Doucet Capital LLC and Chief Execu-tive Officer of Doucet Asset Management. Suzette A. Doucet is a member of Doucet Capital and the Chief Financial Officer of Doucet Asset Manage-ment. As such, Mr. and Mrs. Doucet control the activities of Doucet Capital and Doucet Asset Management. Both Mr. and Mrs. Doucet are US citizens. The business address of each of the Reporting Persons is 2204 Lakeshore Drive, Suite 425, Birmingham, Alabama 35209.

      During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration

      As of June 8, 2011 Doucet Asset Management has acquired 370,720 shares of the Common Stock of the Company on the open market for total consideration of $450,730.85.

      The above amount of total consideration includes any commissions incurred in the making of the investments. The source of these funds was the investment capital of the discretionary clients of Doucet Asset Manage-ment, which include Christopher and Suzette Doucet.

      Item 4.  Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company s business, financial condition and operating results, general market and industry conditions or other factors.


      Doucet Asset Management believes Table Trac Inc (TBTC.OB) is undervalued by a multiple of its current trading price and would like to see management maximize stockholder value, and has sent the following letter to the Company's Board of Directors:

      June 8, 2011

      Table Trac, Inc.
      Board of Directors
      6101 Baker Road, Suite 206
      Minnetonka, MN 55345

      Sent:  Federal Express

      Dear Board:


      After failed attempts to reach Chad Hoehne via telephone, I wrote you a letter, and sent the letter via certified mail, on April
      6, 2011. The letter was sent specifically to Chad but intended for all of you. Chad confirmed he received the letter via an e mail reply on April 15th and promised a Board response in the following week. My letter to the Board was written in response to weak financial performance, an escalation of expenses by over 160% despite an equally alarming decrease in revenue over the same period, and an obvious lack of will or ability to fix the problems which currently plague the Company.

      The reason for my correspondence today is shareholders have seen very little evidence things are improving at the Company. Doucet Asset Management, LLC, through its managed accounts, broker dealer accounts and personal accounts, own a total of 489,135 shares of common stock of Table Trac. Inc (TBTC). Our motives are simple. We want what every shareholder of a publicly traded company wants, our invested capital to appreciate in value. The actions of the Company, as well as lack of action in some instances, make it painfully obvious that the Company is not being managed consistent with, at the very least, protecting shareholder capital, much less maximizing shareholder value. I would like to point out to you and to other shareholders the alarming path you are taking the Company down.

      Board Issues
      1. The simple fact is four of the five outside Board members who have served on the Board since I have been a shareholder have resigned or have been asked to resign from the Board, including the last two Audit Committee chairmen. TBTC has had an independent board for a total of approximately 5 months and 11 days in the 7 years we have been shareholders leaving considerable doubt the Board has been independent and has provided full oversight of management to protect the interests of ALL shareholders.

      2.	For current year Board election, the Proxy Statement (dated
      May 24, 2011) states, the only nominees for election to the Board of Directors have been nominated by a stockholder of the Company.
      (which is boldfaced and plastered throughout the document).  The
      Board of Directors makes no recommendation as to the persons nominated by the preparing stockholder. Yet the Proxy Statement for the 2010 annual meeting clearly states, the Board of Directors recommends a vote FOR the proposed board members. If one reads a little further, this shareholder the Proxy Statement mentions, is Chad Hoehne, the CEO, the PFO, the Founder of the Company, the largest shareholder, and the highest paid employee of the Company. Therefore, it is disingenuous, at best, to suggest the new Board will even have a modicum of true independence.

      3.	Executive compensation is set by the Compensation
      Committee according to the Compensation Committee Charter attached to the most recent Proxy Statement. Section II of the Charter clearly states, the Committee shall be comprised of at least two directors, each of whom shall be independent, non-officer directors, free from any relationship that, in opinion of the Board, would interfere with the exercise of his or her judgment as a member of the Committee. Consider the level of the CEO compensation as a percentage of total company revenues and net income.

      Table Trac, Inc (TBTC)
      Based on 10K Filings, 2006 through 2010; DEF 14A Filings;
      10Q Filing Sept 30, 2010	(000s)

	              2006	2007	2008	2009	2010	Totals
      Revenues	      859       2,720 	4,622	3,158	3,025
      Gross Margin    707 	1,994 	3,516	2,466   2,321
      % 	      82.3%	73.3%	76.1%	76.5%	76.7%
      SG&A 	      635 	857 	1,662 	2,518	2,238
      Net Income      259 	718 	1,178 	16 	 124 	2,295

      Shares	      4,401     4,338   4,469   4,463	4,282


      CEO Comp	      296 	300 	333 	376 	358 	1,663
      as % of Revenue 34%	11%	7%	12%	12%
      as % of Net Inc.114%	42%	28%	2351%	288%	72%

      Otherwise put, the CEO compensation over the past five years
      (2006 to 2010) is equal to 72% of net income. In 2010, the gross revenue fell to $3,025,000, down 4% from 2009 and down 35% from 2008. For those same two years, the combined net income was $140,000, while Mr. Hoehne received total compensation was approximately $733,000 during that same period or roughly 426% of net income. The Minnesota Star Tribune named
      Mr. Hoehne as the 88th highest paid executive in Minnesota in 2010.

      The 2011 Proxy Statement is rather misleading when it suggests CEO, Chad Hoehne, had an 11.5% reduction in total compensation from $375,144 in 2009 to $332,215 in 2010. This 2010 number does not include director compensation of $25,500 for 2010, suggesting
      Hoehne received total compensation was in fact $357,715 or a reduction in income of only 4.64%. Would an independent Compensation Committee agree to make the compensation of the CEO of a company with only
      $3 million in revenues the 88th highest paid executive in Minnesota?

      4.	According to a press release dated October 15, 2010,
      Effective October 14, 2010, the Board of Directors of the Company approved, based on the recommendation of the audit committee, the engagement of Baker Tilly Virchow Krause, LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2010. However, according to the Audit Committee Charter included in the most recent Proxy Statement, The Committee shall be comprised of two or more directors, each of whom shall be independent, nonofficer directors. Glenn Goulet, formerly an independent board member, became Executive Vice President on 8/23/10. (No 8K was filed, even though it would have been appropriate to do so. The 8K should have disclosed salary and other details of employment.) Yet Goulet continued to serve on the board and was not asked to resign from the Board until the 2010 Form 14A was filed on 11/22/10. Thus, during the time period between August and November 2010, the Board consisted of three insiders and one outsider. Due to the language of the Company Charter, such decision could not have been recommended by the Audit Committee since the Committee did not meet the definition of the Audit Committee established by the Company Charter. The 2010 10K states the Audit Committee made the decision to save the Company money and yet the audit and audit related expenses, according to the most recent Proxy Statement, went from $58,604 to $92,004 or an increase of 57%.

      5.	TBTC stated in its 10Q for the quarter ended 3/31/11 that
      the material weaknesses described in our Annual Report on Form 10K for the year ended December 31, 2010 were not effectively remediated as of March 31, 2011. These same material weaknesses were noted in the 2009 Annual Report on Form 10 K. Despite the recent hiring of a full time CFO, we are not aware of any other deficiencies being remediated.

      Expense Controls and Profitability

      6.	Since 2007, while revenues have increased 11% (from
      $2,720,000 in 2007 to $3,025,000 in 2010), SG&A has ballooned
      161% (from $857,000 in 2007 to $2,238,000 in 2010).

      7.	According to the most recent 10Q filing (quarter ended
      3/31/11), SG&A increased from $430,580 in 2010 to $630,271 or 46%
      despite declining revenues (down approximately 13%).

      8.	There has been much discussion about whether a loan of
      $250,000 to a customer in Walker County, AL for a start up bingo operation was prudent. Management can argue as to the merit of their decision, but what is not arguable is there was not an independent Board in place at the time of the decision and the financial result:
      Company profits were reduced in 2009 by $324,380, which included writing off the entire $250,000 loan, $45,796 of participation revenue recorded on the accrual basis and $28,584 of deferred system sales costs. The Company also lost the opportunity to collect an additional $101,530 in interest earned under the $250,000 loan agreement then in place before the judge in Walker County made a decision.
      (Excerpt from Form 10 K for period ending December 31, 2009).
      Again, what is concrete here is neither management nor the Board took the appropriate precautions, to include requiring the personal guarantees from the proprietor or filing a lien against the property. We researched court records in Walker County, Alabama after we were told by Mr. Siqveland that TBTC had actually filed a lien on the property and expected to be repaid the loan once the property was sold . However, the only lien filed was by the contractor who paved the parking lot. Table Trac Inc management failed to file a similar lien.

      Lack of Communication with Shareholders

      9.	When questioned about the massive increases in SG and A in 2009 and 2010, much was due to bad debt. When Doucet questioned Bob
      Siqveland on two different occasions on financial matters, his response to us was, I am not qualified to answer this one. According to his bio, prior to joining Table Trac, Mr. Siqveland was an investment advisor and venture capitalist for 25 years. It is unfathomable that a 25 year veteran in the investment industry and board member of Table Trac for 12 years cannot explain such a substantial increase in SG and A and would not be qualified to answer those kinds of questions.

      10.	The Company does not hold quarterly conference calls with
      investors despite the fact the Company would have all the necessary information prepared for such a call once Form 10Q is filed. This would require little more than making the management team and perhaps Board members available for an hour a quarter to discuss performance and investor concerns.

      11.	The Company consistently files its Form 10Qs and Form 10Ks
      at the last possible minute or late. TBTC filed late five times since I have been a shareholder, according to SEC filings: Q209, Q307, Q207, Q206, and Q205.

      12.	The Form 10 K for the period ending December 31,
      2010 is approximately 21 pages.  The Proxy Statement dated
      May 24, 2011 is 16 pages. Once again, this act illustrates the Board and Management might be more concerned about protecting their self interest than providing transparency to ALL shareholders.

      Doucet Capital, LLC and its subsidiaries have investment interests in approximately 235 different publicly traded companies and we have neither the time nor the desire to be an activist shareholder. In order for Doucet to become actively involved in any company, we must first deem the deficiencies of the company to be egregious in nature, the management weak and Board oversight clearly insufficient. In our opinion, TBTC has easily met all of the aforementioned criteria.

      In my correspondence to you, among other things, I recommended
      Mr. Hoehne come to Birmingham and meet our team, go to dinner and discuss how we could help TBTC build stockholder value. In the letter, I stated, Doucet Asset Management can assist you in developing your vision for the future, etc. I went on to say, we will do it at no charge. You would have access to me and my team for whatever you need 7 days a week. We would also solicit the help of our clients and contacts who are in the gaming industry, executives in business who can help with strategic growth outside of the gaming industry and other resources we can tap into to help you run the day to day business.
      Once again, I was very clear we desired no remuneration of any type. Whatever stock or cash compensation you could offer us would pale in comparison to our profit potential if TBTC was managed effectively and efficiently. After nearly 25 years of managing money, and with a team which includes two MBAs, a CFA Charter Holder, an accountant and an ex Wall Street Investment Banker, we have the ability to assist even complex companies. TBTC is not a complex company. Most reasonable businessmen would look at TBTC and see a clear path to success. I would argue all of you know what it will take for TBTC to be successful; I would also argue your letter, which was not sent until May 9, 2011, clearly shows the rope a dope tactics TBTC has been so good at employing over the years and one of the reasons why the enterprise value of TBTC is a mere $3.463 million.

      As a result a result of the lack of independence in the Board slate nominated by Mr. Hoehne and placed in the Proxy Statement by the Board, Doucet Asset Management will vote against all nominees except for Louis Fornetti. Mr. Fornetti appears to be the only truly independent nominee for the Board on the slate.

      Doucet also recommends that the Board immediately hire an investment banker to explore strategic alternatives to maximize stockholder value, including a sale of the Company.

      In the interim, Doucet implores you, the Board, to do what is in the best interest of ALL shareholders: Perform your fiduciary duties. Reign in expenses to reflect TBTCs new revenue reality, especially CEO compensation. And communicate what is going on at the Company to ALL shareholders, as is their right as the owners of the Company.

      Regards,


      Chris L. Doucet
      CEO/Managing Partner
      Doucet Asset Management, LLC



      Doucet reserves the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions to protect the interests of its clients. Doucet may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.


      Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on June 7, 2011 Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet were the beneficial owners of 370,720 shares of Common Stock, which constitute in the aggregate 8.91% of the outstanding shares of Common Stock of the Company based on 4,162,234 shares of Common Stock Outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2011 filed by the Company.

      (b) Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet have shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a) above. Such power is shared among the Reporting Persons.

      (c) Transactions in the Common Stock by the Reporting Persons affected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

      None.


      (d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by them.

      (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

      Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement





SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 8, 2011

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       --------------------------
                                       Christopher L. Doucet, individually



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       -----------------------
                                       Suzette A. Doucet, individually

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date: June 8, 2011

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       -------------------------
                                       Christopher L. Doucet



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       ---------------------
                                       Suzette A. Doucet